Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-223921

June 4, 2020

Crown Castle International Corp.

$500,000,000 1.350% Senior Notes due 2025

$1,100,000,000 2.250% Senior Notes due 2031

$900,000,000 3.250% Senior Notes due 2051

June 4, 2020

Pricing Term Sheet

The information in this pricing term sheet supplements the Issuer’s Preliminary Prospectus Supplement, dated June 4, 2020, and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information contained therein. This pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Financial information presented in the Preliminary Prospectus Supplement or incorporated by reference therein is deemed to have changed to the extent affected by the changes described herein. This pricing term sheet should be read together with the Preliminary Prospectus Supplement, including the documents incorporated by reference therein, and the accompanying prospectus dated March 26, 2018 before making a decision in connection with an investment in the securities. Capitalized terms used in this pricing term sheet but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Issuer:	Crown Castle International Corp.

Security Description:	1.350% Senior Notes due 2025 (the “2025 Notes”) 2.250% Senior Notes due 2031 (the “2031 Notes”) 3.250% Senior Notes due 2051 (the “2051 Notes”)

Ratings (Moody’s / S&P / Fitch)*:	Baa3 / BBB- / BBB+

Distribution:	SEC-registered

Aggregate Principal Amount:	2025 Notes: $500,000,000 2031 Notes: $1,100,000,000 2051 Notes: $900,000,000

Gross Proceeds:	2025 Notes: $498,680,000 2031 Notes: $1,098,130,000 2051 Notes: $898,074,000

Maturity Date:	2025 Notes: July 15, 2025 2031 Notes: January 15, 2031 2051 Notes: January 15, 2051

Coupon:	2025 Notes: 1.350% 2031 Notes: 2.250% 2051 Notes: 3.250%

Benchmark Treasury:	2025 Notes: 0.250% due May 31, 2025 2031 Notes: 0.625% due May 15, 2030 2051 Notes: 2.000% due Feb 15, 2050

Benchmark Treasury Price and Yield:	2025 Notes: 99-07 3⁄4; 0.404% 2031 Notes: 98-05; 0.818% 2051 Notes: 109-05; 1.611%
Spread to Benchmark Treasury:	2025 Notes: T + 100 basis points 2031 Notes: T + 145 basis points 2051 Notes: T + 165 basis points

Price to Public:	2025 Notes: 99.736% of principal amount 2031 Notes: 99.830% of principal amount 2051 Notes: 99.786% of principal amount

Yield to Maturity:	2025 Notes: 1.404% 2031 Notes: 2.268% 2051 Notes: 3.261%

Interest Payment Dates:	2025 Notes: January 15 and July 15, commencing January 15, 2021 2031 Notes: January 15 and July 15, commencing January 15, 2021 2051 Notes: January 15 and July 15, commencing January 15, 2021

Record Dates:	2025 Notes: January 1 and July 1 2031 Notes: January 1 and July 1 2051 Notes: January 1 and July 1

Make-Whole Call:

2025 Notes: Prior to June 15, 2025 (one month prior to the maturity date of the 2025 Notes), at greater of par and make-whole at discount rate of Treasury plus 15 basis points

2031 Notes: Prior to October 15, 2030 (three months prior to the maturity date of the 2031 Notes), at greater of par and make-whole at discount rate of Treasury plus 25 basis points

2051 Notes: Prior to July 15, 2050 (six months prior to the maturity date of the 2051 Notes), at greater of par and make-whole at discount rate of Treasury plus 25 basis points

Par Call:

2025 Notes: At any time on or after June 15, 2025 (one month prior to the maturity date of the 2025 Notes)

2031 Notes: At any time on or after October 15, 2030 (three months prior to the maturity date of the 2031 Notes)

2051 Notes: At any time on or after July 15, 2050 (six months prior to the maturity date of the 2051 Notes)

Trade Date:	June 4, 2020

Settlement Date:

June 15, 2020 (T+7)

We expect to deliver the Notes against payment for the Notes on the 7th business day following the pricing of the Notes (“T+7”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing or the next succeeding four business days will be required, by virtue of the fact that the Notes initially will settle in T+7, to specify alternative settlement arrangements to prevent a failed settlement.

Use of Proceeds:

We expect to receive net proceeds of approximately $2.473 billion from the sale of the Notes to the underwriters, after deducting the underwriting discount and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering, together with available cash, to redeem or repurchase all of our outstanding 3.400% Senior Notes due 2021, 2.250% Senior Notes due 2021 and 4.875% Senior Notes due 2022.

CUSIP:	2025 Notes: 22822VAS0 2031 Notes: 22822VAT8 2051 Notes: 22822VAU5

ISIN:	2025 Notes: US22822VAS07 2031 Notes: US22822VAT89 2051 Notes: US22822VAU52

Denominations/Multiple:	$2,000 x $1,000

Joint Book-Running Managers:

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

SG Americas Securities, LLC

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

Barclays Capital Inc.

BNP Paribas Securities Corp.

BofA Securities, Inc.

Citigroup Global Markets Inc.

Commerz Markets LLC

Credit Agricole Securities (USA) Inc.

Deutsche Bank Securities Inc.

Fifth Third Securities, Inc.

Morgan Stanley & Co. LLC

MUFG Securities Americas Inc.

PNC Capital Markets LLC

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

SunTrust Robinson Humphrey, Inc.

Co-Managers:	Citizens Capital Markets, Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

* A securities rating is not a recommendation to buy, sell, or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC (collect) at (212) 834-4533, Mizuho Securities USA LLC (toll-free) at (866) 271-7403, SG Americas Securities, LLC (toll-free) at (800) 861-9789, SMBC Nikko Securities America, Inc. (toll-free) at (888) 868-6856 and TD Securities (USA) LLC (toll-free) at (855) 495-9846.

This pricing term sheet does not constitute an offer to sell, or a solicitation of an offer to buy any security in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.

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